                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               ________________


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of August 2000

                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "Rivierstaete" Amsteldijk 166
                      1079 LH Amsterdam, The Netherlands
                   (Address of principal executive offices)


                                ______________


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


             Form 20-F     X                    Form 40-F _________
                       ---------


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes _________                 No     X
                                                      ---------


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.)

Quarterly Report

          The registrant's Second Quarterly Report 2000 filed with the Frankfurt Stock Exchange on August 31, 2000, with respect to the first six months of 2000, is attached to this report as Appendix A.

Ad Hoc Disclosures

          Ad hoc disclosures filed by the registrant with the Frankfurt Stock Exchange are attached to this report as follows:

          1. Ad hoc disclosure filed August 7, 2000, regarding new member of management of registrant is attached to this report as Appendix B.

          2. Ad hoc disclosure filed August 9, 2000, regarding registrant's acquisitions in the United States is attached to this report as Appendix C.

          3. Ad hoc disclosure filed August 18, 2000, regarding registrant's pallet pooling system in Canada is attached to this report as Appendix D.

          4. Ad hoc disclosure filed August 30, 2000, regarding registrant's acquisition of Bromley Pallet Recyclers is attached to this report as Appendix E.

          5. Ad hoc disclosure filed August 30, 2000, regarding registrant's results of operations for first six months of 2000 is attached to this report as Appendix F.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        IFCO SYSTEMS N.V.
                                        (Registrant)


Date: August 31, 2000                   By: /s/ Edward E. Rhyne
                                            ----------------------
                                            Edward E. Rhyne
                                            Executive Vice President and General
                                            Counsel

                                                                    Appendix A

                                 [LOGO] IFCO
                                    SYSTEMS

                            Second Quarterly Report
                                     2000

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

               For the Three and Six Months Ended June 30, 2000

                                     INDEX

                                                                                                                                Page
                                                                                                                                ----
General Information........................................................................................................        2
Condensed Consolidated Balance Sheets as of December 31, 1999 and June 30, 2000............................................        3
Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 1999 and 2000..................        4
Condensed Consolidated Statements of Comprehensive (Loss) Income for the Three and Six Months Ended
     June 30, 1999 and 2000................................................................................................        5
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1999 and 2000............................        6
Notes to the Condensed Consolidated Financial Statements...................................................................        7
Management's Discussion and Analysis of Financial Condition, Results of Operations and Business Outlook....................       15

                              GENERAL INFORMATION

     IFCO Systems N.V. ("IFCO" or the "Company") was founded for the purpose of merging the IFCO Companies, which consist of IFCO Europe Beteiligungs GmbH, MTS Okologistik GmbH, and IFCO International Network Beteiligungsgesellschaft mbH, and their subsidiaries, with PalEx, Inc. and its subsidiaries ("PalEx").

     With the completion of the merger on March 8, 2000, the IFCO Companies' round-trip container ("RTC") systems have been combined with PalEx's pallet and industrial container operations. Round trip means that a container is used for the flow of products through one whole distribution cycle and then is reused multiple times. The Company's RTC operations are primarily in Europe and its pallet and industrial container operations are in North America.

     The Company is a leading provider of round-trip systems internationally, serving over 9,000 customers in 17 countries. IFCO believes it owns the largest pool of RTCs in Europe and it owns and manages a rental pool of over 1.5 million pallets in Canada, making it the second largest pallet rental pool owner and manager in North America. In addition, the Company is the largest provider of new and recycled pallets in North America and is the largest provider of industrial container services in North America.

     Operating results for interim periods are not necessarily indicative of the results for full years. The financial statements included herein should be read in conjunction with the related notes thereto and management's discussion and analysis and the audited Combined and Consolidated Financial Statements of IFCO Systems N.V. and Subsidiaries for each of the three years ended December 31, 1999, and as of December 31, 1998 and 1999, and related notes thereto, as filed with the Frankfurt Stock Exchange on May 31, 2000, in the Company's 1999 Annual Report (the "Audited Financial Statements").

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (In Thousands, Except Share Data)
                                  (Unaudited)

                                                                                               December 31,       June 30,
                                                                                                   1999             2000
                                                                                                  -----             ----
                                    ASSETS
CURRENT ASSETS:
   Cash and cash equivalents................................................................      $ 12,240        $ 24,651
   Accounts receivable......................................................................        64,809          96,922
   Inventories..............................................................................            --          14,503
   Net current assets of discontinued operations............................................            --          24,077
   Other current assets.....................................................................         4,591          21,161
                                                                                                  --------        --------
          Total current assets..............................................................        81,640         181,314
PROPERTY, PLANT AND EQUIPMENT, net..........................................................       167,678         234,764
GOODWILL AND OTHER INTANGIBLE ASSETS........................................................            --         228,132
NET NONCURRENT ASSETS OF DISCONTINUED OPERATIONS............................................            --          88,686
OTHER ASSETS................................................................................        17,303           5,447
                                                                                                  --------        --------
          Total assets......................................................................      $266,621        $738,343
                                                                                                  ========        ========

                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term loans.........................................................................      $    795        $     --
   Current maturities of long-term debt.....................................................        72,318             846
   Current maturities of capital lease obligations..........................................        10,329           9,473
   Refundable deposits......................................................................        66,436          66,226
   Accounts payable, accrued expenses and other current liabilities.........................        96,586         101,664
                                                                                                  --------        --------
          Total current liabilities.........................................................       246,464         178,209
ACCUMULATED LOSSES IN EXCESS OF INVESTMENT IN EQUITY ENTITIES...............................         5,623              --
LONG-TERM DEBT, net of current maturities...................................................            --         215,633
CAPITAL LEASE OBLIGATIONS, net of current maturities........................................        24,198          21,676
MINORITY INTEREST, PARTICIPATING AND REDEEMABLE PARTICIPATING RIGHTS........................        30,008              --
OTHER LONG-TERM LIABILITIES.................................................................            --          18,866
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
   Ordinary shares, (EURO)2 nominal value, 25,000,000 and 100,000,000 authorized
    shares, respectively; 25,000 and 42,769,801 issued and outstanding, respectively........            54          87,519
   Additional paid-in capital...............................................................        10,339         270,385
   Accumulated other comprehensive income:
          Foreign currency translation adjustment...........................................         2,672           4,813
   Accumulated deficit......................................................................       (52,737)        (58,758)
                                                                                                  --------        --------
Total stockholders' equity..................................................................       (39,672)        303,959
                                                                                                  --------        --------
          Total liabilities and stockholders' equity........................................      $266,621        $738,343
                                                                                                  ========        ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    IFCO SYSTEMS N.V. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (In Thousands, Except Share and Per Share Data)
                                  (Unaudited)

                                                                  Three Months Ended            Six Months Ended
                                                             --------------------------   ----------------------------
                                                               June 30,       June 30,        June 30,       June 30,
                                                               --------       --------        --------       --------
                                                                 1999           2000            1999           2000
                                                                 ----           ----            ----           ----
REVENUES                                                     $    34,934    $    97,139     $    73,733    $   145,688
COST OF GOODS SOLD, excluding depreciation...............         16,198         72,090          37,427        103,827
DEPRECIATION.............................................          8,880          4,858          18,940         12,125
                                                             -----------    -----------     -----------    -----------
   TOTAL COST OF GOODS SOLD..............................         25,078         76,948          56,367        115,952
                                                             -----------    -----------     -----------    -----------
            Gross profit.................................          9,856         20,191          17,366         29,736
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.............          8,755         10,692          14,892         15,750
MERGER TRANSACTION EXPENSES..............................            663              -           1,245          1,283
GOODWILL AMORTIZATION....................................             75          2,122             147          2,656
OTHER OPERATING INCOME, NET..............................           (917)           (56)         (1,151)          (294)
                                                             -----------    -----------     -----------    -----------
            Income from operations.......................          1,280          7,433           2,233         10,341
INTEREST EXPENSE, NET....................................         (3,643)        (6,499)         (6,724)       (10,434)
FOREIGN CURRENCY LOSSES, NET.............................           (152)          (365)           (337)          (517)
LOSS FROM EQUITY ENTITY..................................           (358)             -            (879)          (417)
OTHER EXPENSE, NET.......................................           (425)          (613)           (829)          (823)
                                                             -----------    -----------     -----------    -----------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST...........         (3,298)           (44)         (6,536)        (1,850)
INCOME TAX PROVISION (BENEFIT)...........................            (16)           103              18           (604)
MINORITY INTEREST........................................           (124)             -             (59)             -
                                                             -----------    -----------     -----------    -----------
Loss from continuing operations before extraordinary
 loss and cumulative effect of change in accounting
 principle...............................................         (3,158)          (147)         (6,495)        (1,246)
INCOME FROM DISCONTINUED OPERATIONS......................              -          1,930               -             55
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT.......              -              -               -         (5,600)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE......              -              -               -            770
                                                             -----------    -----------     -----------    -----------
Net (loss) income........................................    $    (3,158)   $     1,783     $    (6,495)   $    (6,021)
                                                             ===========    ===========     ===========    ===========
LOSS PER SHARE FROM CONTINUING OPERATIONS --basic (and
 diluted for the three months ended June 30, 2000),
 before extraordinary item and cumulative effect of
 change in accounting principle..........................    $      (.16)             -     $      (.32)   $      (.04)
Income from discontinued operations......................              -            .04               -              -
Extraordinary item--loss on early extinguishments of
 debt....................................................              -              -               -           (.16)
Cumulative effect of change in accounting principle......              -              -               -            .02
                                                             -----------    -----------     -----------    -----------
NET (LOSS) INCOME PER SHARE --basic (and diluted for
 the three months ended June 30, 2000)...................    $      (.16)   $       .04     $      (.32)   $      (.18)
                                                             ===========    ===========     ===========    ===========
Weighted average shares used in computing net (loss)
 income per share - basic................................     20,000,000     42,652,967      20,000,000     34,127,992
Weighted average shares used in computing net (loss)
 income per share - diluted..............................     20,000,000     44,323,067      20,000,000     34,127,992

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
        CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
                                 (In Thousands)
                                  (Unaudited)

                                                        Three Months Ended                      Six Months Ended
                                                 June 30, 1999       June 30, 2000      June 30, 1999       June 30, 2000
                                                 -------------       -------------      -------------       -------------
Net (loss) income..........................            $(3,158)             $1,783            $(6,495)            $(6,021)
Other comprehensive income (loss):.........
 Foreign currency translation adjustment...              1,079                (859)             3,737               2,141
                                                       -------              ------            -------             -------
Comprehensive (loss) income................            $(2,079)             $  924            $(2,758)            $(3,880)
                                                       =======              ======            =======             =======

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In Thousands)
                                  (Unaudited)

                                                                                                    Six Months Ended
                                                                                                    ----------------
                                                                                                 June 30,       June 30,
                                                                                                 --------       -------
                                                                                                   1999           2000
                                                                                                   ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss...................................................................................    $ (6,495)    $  (6,021)
   Adjustments to reconcile net income to net cash provided by (used in) operating activities--
        Depreciation and amortization.........................................................      19,833        19,172
        Foreign currency exchange loss........................................................         337           517
        Gain on sale of assets................................................................           -           (65)
        Net proceeds from factoring...........................................................      37,200        25,581
        Losses from equity entities...........................................................         646            97
        Loss from extinguishment of debt......................................................           -         5,600
        Changes in operating assets and liabilities--
            Accounts receivable...............................................................     (44,158)      (43,073)
            Inventories.......................................................................      (1,320)        4,639
            Other current assets..............................................................       1,890         2,976
            Accounts payable and accrued expenses.............................................       9,432       (22,671)
            Other assets and liabilities......................................................        (940)          197
                                                                                                  --------     ---------
        Net cash provided by (used in) operating activities...................................      16,425       (13,051)
                                                                                                  --------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of RTCs..........................................................................     (21,821)      (17,417)
   Purchases of property, plant and equipment.................................................      (2,592)      (11,195)
   Proceeds from sale of equipment............................................................           -           366
   Investment in equity entities..............................................................         879             -
   Purchase of intangible assets..............................................................        (343)      (36,974)
   Purchase of investments carried at cost....................................................      (1,390)         (431)
   Cash paid for business acquisitions, net of cash acquired..................................           -       (94,583)
                                                                                                  --------     ---------
        Net cash used in investing activities.................................................     (25,267)     (160,234)
                                                                                                  --------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt and related party loans.......................................      11,657       280,175
   Payments on long-term debt and related party loans.........................................      (9,032)     (280,458)
   Payments of indebtedness of purchased companies............................................           -       (15,196)
   Payments on capital lease obligations......................................................      (3,783)       (4,190)
   Payments for termination of participating rights...........................................           -        (3,206)
   Net proceeds from issuance of common stock.................................................           -       205,787
   Net proceeds from exercise of stock options................................................           -         5,016
   Distributions to stockholders..............................................................           -        (1,433)
                                                                                                  --------     ---------
        Net cash (used in) provided by financing activities...................................      (1,158)      186,495
                                                                                                  --------     ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS..................................      (2,730)         (799)
                                                                                                  --------     ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS..........................................     (12,730)       12,411
   CASH AND CASH EQUIVALENTS--beginning of period.............................................      23,642        12,240
                                                                                                  --------     ---------
   CASH AND CASH EQUIVALENTS--end of period...................................................    $ 10,912     $  24,651
                                                                                                  ========     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for--
        Interest..............................................................................    $  6,724     $   7,537
                                                                                                  ========     =========
        Income taxes..........................................................................    $     18     $     229
                                                                                                  ========     =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000
                                  (Unaudited)


1. BASIS OF PRESENTATION

     IFCO Systems N.V. (the "Company" or "IFCO"), which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe Beteiligungs GmbH ("IFCO Europe"), MTS Okologistik GmbH ("MTS"), IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH) ("IFCO International", and together with IFCO Europe and MTS, the "IFCO Companies"), and PalEx, Inc. and its subsidiaries ("PalEx"), which was acquired by merger (the "Merger") and accounted for as a purchase on March 8, 2000 concurrently with the Company's initial public offering and related transactions. As such, PalEx's results of operations for the period from March 8, 2000 are included in the accompanying condensed consolidated financial statements.

     The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Unless otherwise noted, all amounts are shown in U.S. dollars, which IFCO has elected as its reporting currency. The Company's assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the Deutsch mark, since the Deutsch mark is the functional currency of the Company's European operations.

     The IFCO Companies have been identified as the accounting acquiror for financial reporting purposes.

The Company

     IFCO Europe, a German company that is 100% owned by the Company, is involved in the organization and administration of the purchase, distribution and leasing of round-trip container ("RTC") systems in Germany and other European countries. The RTCs are leased primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RTCs to various intermediaries and ultimately retailers for sale to consumers. IFCO Europe delivers the empty RTCs to customers' bulk warehouses and collects the empty RTCs from regional service points, where the RTCs are transported to the Company's depots and cleaned for reuse.

     MTS, a German company that is 100% owned by the Company, was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO Europe.

     IFCO International, a German company that is 100% owned by the Company, was established in 1994 to hold ownership interests in RTC systems in the United States, Argentina and Japan. The operation in Argentina is wholly owned and is consolidated within IFCO International. IFCO International owns a 33% ownership investment in the Japanese operations. The operation in Japan is accounted for under the equity method. The Company's share of losses in the Japanese operation has exceeded its initial capital investment. The Company has not recorded its proportionate shares of the Japanese operation's losses as the Company is under no obligation to fund the Japanese operation's losses. Effective with the date of the Merger, the Company now owns 100% of IFCO-U.S. L.L.C. ("IFCO-U.S"), which operates the Company's RTC system in the United States. IFCO International's business processes are generally similar to those of IFCO Europe.

     PalEx, a U.S. company that is 100% owned by the Company, was founded in January 1996 to create a nationwide provider of pallet products and related services. Between the time of its founding and October, 1998, PalEx acquired, either directly or through other subsidiaries, 27 companies, three of which were its founding companies and eight of which are engaged in the reconditioning and rebuilding of industrial steel containers. One is engaged in the rental of pallets in Canada.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     The Company's headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Pullach, Germany, and its North American operations headquarters are in Houston, Texas. There are operations in approximately 60 locations in Europe, 11 locations in Japan, 6 locations in Argentina and approximately 80 locations in North America.

     The accompanying unaudited condensed consolidated financial statements are prepared pursuant to the rules and regulations for reporting interim results for companies listed on the SMAX segment of the Frankfurt Stock Exchange. Accordingly, certain information and footnotes required by United States generally accepted accounting principles for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included. The interim statements should be read in conjunction with the Audited Financial Statements.

The Merger and Initial Public Offering

     In March 2000, IFCO completed the merger of PalEx with and into Silver Oak Acquisition Corp., IFCO's newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." As a result of the merger and related transactions, IFCO owns all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

     In connection with the merger, IFCO also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option (collectively, the "IPO"). The total net proceeds to the Company from the IPO, including the exercise of the overallotment option, were $205.8 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated Notes") in the principal amount of [_]200.0 million ($178.5 million, based on current exchange rates). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company's new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders in the amount of $71.4 million, to fund the cash payment due to GE Capital Corporation ("GE Capital") described below, and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

     In addition, IFCO, together with Schoeller Logistics Industries GmbH ("Schoeller Industries"), the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller Beteiligungsverwaltungs GmbH, each of which are related parties by common ownership entered into the Option Release and IPO-Facilitation Agreement with GE Capital and General Electric Erste Beteiligungs GmbH ("GE Erste"), in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH
("SLT") issued a DM45.0 million, or approximately $20.5 million (based on current exchange rates), convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. SLT then contributed this preferred share to the Company and the Company has recorded this contribution as an addition to paid in capital.

     The Company also paid GE Capital DM43.0 million (as of March 8, 2000), or approximately $21.0 million, out of the net proceeds of the IPO, the offering of the Senior Subordinated Notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     Effective March 1, 2000, the Company issued a total of 3,995,000 (19,975,000 split effected) common shares in connection with the contribution of IFCO Europe, MTS, and IFCO International to IFCO.

     On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of DM119 million ($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of DM35 million ($17.2 million).

     On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM8.0 million ($3.2 million) to Schoeller Plast Industries GmbH for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company will be reimbursed by the participating rights holder for an overpayment of approximately DM1.7 million ($0.8 million).

     On March 8, 2000, the Company paid DM2.8 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

     On March 8, 2000, the Company repaid all short-term related party loans.

     Prior to the merger, during the three months ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued and outstanding have been restated on the accompanying condensed consolidated balance sheets to reflect the split. Nominal value was changed from 10 to 2.

     Discontinued Operations

     Upon acquisition of PalEx, the Company continued its assessment of the alignment of PalEx's site infrastructure and operations with IFCO's logistics systems and services businesses. The Company's core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not logistics systems and services and, in management's opinion is not a growth business. The Company's strategic goals include the growth and development of its systems and services businesses. The Company has determined that its management efforts and available capital will be more profitably applied to its systems and services segment, and, accordingly, management has committed to a plan to divest substantially all of its pallet manufacturing operation.

     Revenues relating to discontinued operations were $46.3 million and $55.0 million for the three and six months ended June 30, 2000, respectively. The income from discontinued operations includes an allocation of interest expense of $1.8 million for the six months ended June 30, 2000. This allocation was calculated based upon the percentage of net assets of the discontinued operations in relation to net assets of the total Company and then applied to consolidated debt.

     The Company's remaining underlying businesses will consist of RTC distribution, leasing and management, drum reconditioning, pallet services, pallet distribution for national customers and pallet leasing and systems. The Company will endeavor to maintain a close strategic relationship with the prospective buyers of the manufacturing segment, which could serve as a source of pallets for the Company's pallet leasing and distribution activities.

     The Company has retained Batchelder & Partners, Inc. to assist in the divestiture. Negotiations with a limited number of buyers will commence in the third quarter of 2000, with the intent of completing the divestiture in the first half of 2001. The proceeds of the sale of the manufacturing segment will be reinvested into the systems and services segment.

     The accompanying Unaudited Condensed Consolidated Financial Statements as of June 30, 2000 have been prepared to reflect the divestiture of the Company's pallet manufacturing operation which are shown as Net Current and Net Noncurrent Assets of Discontinued Operations in the Condensed Consolidated Balance Sheet and Income Loss from Discontinued Operations in the Condensed Consolidated Statements of Operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company maintains its accounting records using a calendar year, except for PalEx, which uses a 52/53 week year ending on the last Sunday in December.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     Except as discussed in the following paragraphs, there has been no significant change in the accounting policies of the Company during the periods presented. For a description of these policies, refer to Note 2 of Notes to the Audited Financial Statements.

     The Company undertook a comprehensive review of its RTC refurbishment cost capitalization policies during the first quarter of 2000. The results of this review led the Company to conclude that it should adopt the accounting method that it believes most fairly matches the cost of refurbishing RTCs with the revenue cycle of RTCs. Previously, the Company charged cost of sales for refurbishing costs at the end of the RTC trip cycle. The Company now charges costs of sales for refurbishing expenses when the RTC begins the trip cycle. The reasoning underlying this change in accounting policy is that refurbishing the RTC prepares it for the next trip cycle. While the accounting policy for refurbishing costs previously followed by the Company was in accordance with generally accepted accounting principles, the changed policy is preferable. Accordingly, this has been presented as a change in cumulative change in accounting principle in the accompanying statement of operations as a credit of $0.8 million ($.03 per share).

     In the second quarter, the Company undertook a comprehensive review of its accounting practices for RTC depreciation and breakage. The Company has historically recorded RTC depreciation based on an estimate of useful crate lives ranging from 8 to 15 years with periodic adjustments for actual crate breakage. As the Company developed historical information to support the existing estimates of crate life and breakage, it was determined that RTCs break and are replaced, on average, every six years. Therefore, management of the Company believes that the cost of the entire RTC pool is estimated to be better allocated systematically over a six-year period. Accordingly, the Company has elected to affect a change in estimate of useful lives beginning April 1, 2000. The effect of the change in estimate is accounted for prospectively and resulted in a reduction of depreciation expense of $1.7 million for the three and six months ended June 30, 2000.

3. GOODWILL RELATED TO THE MERGER

     The acquisition of PalEx and the remaining interest in IFCO-U.S were accounted for as purchases and have been reflected in the Company's financial statements as of March 8, 2000. The aggregate consideration paid in these transactions was $94.6 million in cash and 7.4 million of the Company's ordinary shares with a fair value of approximately $110.7 million based on the initial public offering price of the ordinary shares. The accompanying balance sheet as of June 30, 2000 includes preliminary allocations of the purchase price. The allocations resulted in approximately $244.6 million in goodwill. The goodwill from the purchase of PalEx and remaining interest in IFCO-U.S. is being amortized over 30 years.

4. LONG-TERM DEBT

     On the closing date of the IPO and the merger, IFCO and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower, and IFCO and IFCO's other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe discussed below and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

     The results of operations for the six months ended June 30, 2000 include an extraordinary loss on the extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized portions of deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the merger and related transactions.

     The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration paid does not exceed $25.0 million. The new senior credit facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

period may not exceed $50.0 million. This $50.0 million limitation does not include three acquisitions with an aggregate purchase price of $106.8 million for which the Company obtained consent under the amendment. Two of these acquisitions have been complete since June 30, 2000, and the third acquisition is pending pursuant to a letter of intent.

     There was $24.7 million outstanding under the new senior credit facility as of June 30, 2000.

     PalEx is able to draw on the revolving credit facility from the closing date of the IPO and the Merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes RTCs and pallets that IFCO and its subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO-U.S.

     The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month LIBOR. As of June 30, 2000 the outstanding debt under the term loan and revolving credit facility of $24.7 million had a weighted average interest rate of 7.3%.

     The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

     PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. PalEx may obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

     PalEx's obligations under the new senior credit facility are guaranteed by IFCO and each of its existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

     The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement. At June 30, 2000, the Company was in compliance with all covenants of the new senior credit facility.

     The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     On March 8, 2000, IFCO issued 200.0 million principal amount of Senior Subordinated Notes, which translates to approximately $180.1 million, based on current exchange rates, in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15 commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

     The new senior credit facility permits specified levels of receivable factoring. During 1994, IFCO Europe had entered into a factoring agreement under which IFCO Europe could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.6% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to IFCO Europe. The remainder, less the factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 5.8% as of June 30, 2000. IFCO Europe factored approximately 47% of its revenues and incurred factoring and interest charges of $0.8 million and $1.8 million for the three and six months ended June 30, 2000.

     At June 30, 2000, IFCO had entered into several capital lease agreements resulting in total capital lease obligations of $31.1 million.


5. NET INCOME (LOSS) PER SHARE

     Net income (loss) per share--basic and dilutive for the three months ended June 30, 2000 and basic for the six months ended June 30, 2000 were computed using weighted average shares (the shares attributable to the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to shareholders of the Company's Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, and the shares issued through June 30, 2000 pursuant to the exercise of stock options). Net loss per share--basic for the three and six months ended June 30 1999 was computed using the 20,000,000 outstanding ordinary shares, which were issued to the existing IFCO Companies' shareholders prior to the merger and reflects the five-for-one ordinary share split. The effect of unexercised stock options determined under the treasury method was anti-dilutive and therefore excluded for the three and six months ended June 30, 1999. The effect of unexercised stock options determined under the treasury method resulted in a 1,670,100 weighted average share dilutive effect for the three months ended June 30, 2000.

     In conjunction with the merger, each option to purchase PalEx common stock that was outstanding on the date of the merger was converted into an option to purchase a certain number of ordinary shares of IFCO, as determined by the merger agreement. The PalEx options became immediately vested upon completion of the merger and conversion to IFCO options.


6. COMMITMENTS AND CONTINGENCIES

   Litigation

     In 1998, one of the Company's subsidiaries was assessed a charge related to value added tax by the Swiss government in the amount of approximately $1.6 million, resulting from differing interpretations of the Company's RTC activity in Switzerland. The Company objects to the charge and is currently negotiating with the tax authorities. The Company accrued an amount during 1999 that it believes to be a probable liability.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   Potential Environmental Liabilities

     In February 1998, PalEx acquired Drum Service of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of PalEx Container Systems, Inc., a wholly owned subsidiary of PalEx ("PCS"). In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

     Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $5.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing its previous orders.

     On June 12, 1998 a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) against DSF and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-22C) (the "Zellwood Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 17 years and a declaratory judgment for future response costs.

     DSF has maintained comprehensive general liability insurance coverage for over 25 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. The insurer has now agreed to pay DSF's legal fees and expenses in defending the EPA lawsuit and to reimburse DSF for past legal fees and expenses. In addition, the former shareholders of DSF have agreed with DSF and PalEx to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed DSF's and PalEx's insurance recoveries.

     DSF and several other PRPs are currently negotiating with the EPA to settle the Zellwood Suit. DSF intends to vigorously defend the Zellwood Suit and pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of DSF under the Zellwood Suit, the amount of recoveries from other PRPs or the insurance coverage, or the amount of insurance recoveries, the Company's management believes that DSF's insurance coverage, recoveries from other PRPs and the obligations of DSF's former shareholders will be adequate to cover any liability or expenses of DSF arising from the Zellwood Suit. The accompanying consolidated balance sheet as of June 30, 2000 includes a $2.0 million receivable from a former shareholder of DSF and a corresponding amount in other long-term liabilities.


7. RELATED PARTY TRANSACTIONS

     At the time of the Merger, the Company entered into an agreement with Schoeller Plast AG in which Schoeller Plast AG agreed to share in the costs related to the strategic growth of the RTC leasing and supply business in North America after the date of the Merger. Accordingly, the results of operations for the three and six month periods ended June 30, 2000 include a reduction of selling, general and administrative expenses of $2.0 million to reflect a reimbursement by Schoeller Plast AG of marketing and promotional costs and expenses incurred by the Company in North America for its efforts in expanding the RTC leasing and supply business. The Company was a party to a similar agreement with Schoeller Plast AG during 1999, during which the Company received approximately $3.3 million for reimbursement of costs and expenses.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

8.  SUBSEQUENT EVENTS

Trade credit terms

     IFCO has historically purchased the majority of its RTCs through single-year contracts with Schoeller Plast Industries GmbH. During 1997, the Company entered into a ten-year supply agreement with Schoeller Plast Industries GmbH (which was subsequently assigned to Schoeller Plast AG) to provide substantially all of the Company's plastic RTCs. Schoeller Plast AG's unit prices are a function of their weight, the price for granulate and the actual quantity purchased by IFCO. There is not a minimum purchase requirement. Changes in pricing may occur when Schoeller Plast AG's production costs vary by more than 15%, as defined in the agreement. This supply agreement also states that the Company is to receive a fixed price per kilogram for broken RTCs that are recollected from the Company by Schoeller Plast AG. Subsequent to June 30, 2000, the Company and Schoeller Plast AG renegotiated the terms upon which the Company would pay Schoeller Plast AG for RTCs in connection with Schoeller Plast AG's agreement to undertake additional RTC production and service responsibilities for the Company. The Company now pays for RTCs within 15 days after their manufacture by Schoeller Plast AG. Previously the Company was required to pay for RTCs within 30 to 60 days after receipt of the RTCs.

Acquisitions

     Since June 30, 2000, the Company has acquired two pallet recycling companies and has entered into a letter of intent to acquire an additional pallet recycling company. These acquisitions will be accounted for as purchases and were or will be acquired using a combination of cash, the Company's ordinary shares, and subordinated promissory notes, with a total value of approximately $100.0 million. Annual combined revenues for the year ended December 31, 1999 totaled $48.0 million for the two acquired companies and $38.4 for the acquisition subject to a letter of intent. There can be no assurance when or if the acquisition subject to letter of intent will be completed.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION,
                  RESULTS OF OPERATIONS, AND BUSINESS OUTLOOK


Introduction

     The following discussion should be read in conjunction with the Audited Financial Statements of IFCO.

     IFCO, which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe, MTS, IFCO International, and PalEx and their subsidiaries. PalEx and its subsidiaries were acquired by the Merger on March 8, 2000 concurrently with the Company's IPO and related transactions.


Results Of Operations

     The results of operations for the periods presented in the accompanying financial statements include IFCO and its wholly owned subsidiaries, IFCO Europe, IFCO International, and MTS, and the results of operations of PalEx, Inc. and IFCO U.S. from the date of their acquisitions effective March 8, 2000, as prepared in accordance with U.S. generally accepted accounting principles.

     Results may be materially affected by the timing and magnitude of acquisitions, assimilation of costs, costs of opening new facilities, gain or loss of a material customer, variation in product mix, and weather conditions. Accordingly, the operating results for any interim period are not necessarily indicative of the results that may be achieved for any subsequent period or for a full fiscal year.

     The functional currency is the local currency of each subsidiary. The Company has selected the U.S. dollar as its reporting currency. The financial statement of the Company's operations that are not denominated in U.S. dollars are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amounts of revenues, expenses, gains, and losses during the reporting period.

     Results of Operations - Historical

     The table below sets forth selected historical financial data in U. S. dollars and as a percentage of revenues for the periods indicated:

                      Three Months               Three Months                 Six Months                 Six Months
                     Ended June 30,             Ended June 30,              Ended June 30,             Ended June 30,
                          1999             %         2000              %      1999                %        2000              %
Revenues.........       $34,934          100.0      $97,139         100.0    $73,733            100.0    $145,688          100.0
                        -------          -----      -------         -----    -------            -----    --------          -----
Gross profit.....       $ 9,856           28.2      $20,191          20.8    $17,366             23.6    $ 29,736           20.4
                        -------          -----      -------         -----    -------            -----    --------          -----
Income from
 operations...          $ 1,280            3.7      $ 7,433           7.7    $ 2,233              3.0    $ 10,341            7.1
                        -------          -----      -------         -----    -------            -----    --------          -----


     The changes in revenues, gross profit, and income from operations from the 1999 periods to the 2000 periods reflect the impact of the addition of the PalEx operations after March 8, 2000. The reduction in gross profit margins reflects the impact of the lower gross margins associated with the PalEx operations. The increase in goodwill amortization reflects the goodwill recorded in the Merger. The increase in interest expense, net, reflects the additional debt incurred concurrent with the Merger. Also concurrent with the Merger, the Company acquired the remaining interest in IFCO U.S., and thus there are no losses from equity investment after March 8, 2000.

     In addition, as discussed in the Notes to the Condensed Consolidated Financial Statements, the Company took the following actions, which have affected the results of operations for the three months and six months ended June 30, 2000:

 .    changed the method of accounting for RTC refurbishment costs, resulting in a cumulative effect from this change in accounting principle of $0.8 million during the six months ended June 30, 2000;

 .    entered into a new senior credit facility that replaced the existing facility and recorded a loss on early extinguishment of debt of $5.6 million in the six months ended June 30, 2000; and

 .    committed to a plan to divest substantially all of the pallet manufacturing operations, resulting in the presentation of the results of operations of these pallet manufacturing operations as discontinued operations for the period after March 8, 2000.

     As a result of all of the above factors, net income for the three months ended June 30, 2000 increased to $1.8 million from a net loss of $3.2 million for the same period in 1999. The net loss for the six months ended June 30, 2000 decreased to $6.0 million from a net loss of $6.5 million for the same period in 1999.

     Results of Operations - Adjusted Continuing Operations

     A more detailed comparison of results of operations on a historical basis between periods is, however, not meaningful when a significant purchase accounting acquisition has occurred in the current year, as in the case of the
Company's acquisition of PalEx on March 8, 2000.   Accordingly, management has
elected to provide a comparison and discussion of selected results of operations based on the results of the Company's adjusted continuing operations which includes the Company's systems and services operations and which, as discussed in the Notes to the Condensed Consolidated Financial Statements, excludes the results of operations of the Company's manufacturing segment, and reflects adjustments to eliminate the effect of nonrecurring items. These results are herein referred to as the "Adjusted Continuing Operations". This method of presentation treats PalEx and its subsidiaries and IFCO-U.S. as being part of the Company since the beginning of the reporting period.

     The results of Adjusted Continuing Operations do not represent what the Company's results of continuing operations would actually have been if PalEx and its subsidiaries and IFCO-U.S in fact had become part of the Company at the beginning of the reporting period and are not necessarily representative of the Company's results of continuing operations for any future periods.

     The following table reflects selected results of operations of the Adjusted Continuing Operations of the Company:

                                               Six Months Ended
                                               ----------------
                                      June 30,                   June 30,
                                        1999                       2000
                                     --------                    --------

               Revenues...........   $180,351                    $188,232
                                     ========                    ========

                                     $ 10,842                    $ 16,969
               EBITA..............   ========                    ========

               EBIT...............   $  7,671                    $ 13,887
                                     ========                    ========

     Except as otherwise indicated, the following period-to-period comparisons are based on functional currency comparisons, rather than reporting currency comparisons. This means that exchange rates are held constant for the comparative periods, based on the exchange rates for the first six months of 2000. The Company believes that such a comparison is more meaningful, because
(1) of the significant decline in the Deutsch mark and euro against the U.S. dollar during the comparative periods and (2) the fact that the Company is exposed to little cross currency exchange risk or effect.

     The U.S. dollar generally strengthened against the Deutsch mark and the euro during the first half of 2000 and strengthened between 2000 and 1999. During the six months ended June 30, 1999, the period average rate of Deutsch marks per U.S dollar was DM1.79659 and the period average rate of euros per U.S. dollar was 1.08961. During the six months ended June 30, 2000, the period average rate of Deutsch marks per U.S. dollar was DM2.03684 and the period average rate of euros per U.S. dollar was .96099, resulting in a period average increase of 13.0%.

     Revenues for the six months ended June 30, 2000, as adjusted for changes in the functional currency exchange rates, increased 9.5% to $188.2 million from $171.8 million for the six months ended June 30, 1999. Pallet services and systems revenues increased 14.7% to $60.2 million from $52.5 million in the prior period, RTC systems revenues increased 10.9% to $74.5 million from $67.2 million in the prior period, and industrial container services grew 2.7% to $53.5 million from $52.1 million in the prior period.

     Total reporting currency revenues in dollars decreased by 5.1% as a result of the decline of the Deutsch mark and euro against the U.S. dollar from the first half of 1999 to the first half of 2000.

     Earnings before interest, taxes and amortization and non-recurring items ("EBITA"), as adjusted for changes in the functional currency exchange rates, grew 65.0% to $17.0 million in the first half of 2000, an increase of $6.7 million from $10.3 million in the first half of 1999. Approximately $2.6 million of the increase is due to (1) changes in the estimates of useful lives of RTCs and (2) the assessment of the remaining useful lives of assets acquired in the purchase of PalEx. Thus, "comparative" functional EBITA was $14.4 million in 2000, compared to $10.3 million, an increase of $4.1 million, or 39.8%. Much of this increase came from reduced breakage of RTCs in the Company's European RTC pool, due to operational and logistics improvements. EBITA was reduced in the first half of 2000 by approximately $4.0 million of development expenses for e-logistics and North American pallet pooling. Similar development expenses were not incurred in the first half of 1999.

     Total reporting currency EBITA in U.S. dollars decreased by 8.5% as a result of the decline of the Deutsch mark and euro against the U.S. dollar from the first half of 1999 to the first half of 2000.

Acquisitions

     Since June 30, 2000, the Company has acquired two pallet recycling companies and has entered into a letter of intent to acquire an additional pallet recycling company. These acquisitions will be accounted for as purchases and were or will be acquired using a combination of cash, the Company's ordinary shares, and subordinated promissory notes, with a total value of approximately $100.0 million. Annual combined revenues for the year ended Decemeber 31, 1999 totaled $48.0 million for the two acquired companies and $38.4 for the acquisition subject to a letter of intent. There can be no assurance when or if the acquisition subject to letter of intent will be completed.

     The following table sets forth the combined revenues, net income and EBITA of these companies for the year ended December 31, 1999 and for the six months ended June 30, 2000:

                                  For the year ended   For the six months ended
                                  December 31, 1999       June 30, 2000
                                  ------------------      -------------

Revenues                                $86.7                 $59.1
                                        =====                 =====
Earnings before interest, taxes,
 and  amortization                      $13.0                 $ 8.1
                                        =====                 =====



     These results could change significantly should the acquisition under letter of intent fail to be completed. Revenues and earnings before interest, taxes and amortization for the acquisition under letter of intent were $38.4 million and $8.5 million, respectively, for the year ended December 31, 1999. Revenues and earnings before interest, taxes and amortization for the acquisition under letter of intent were $24.7 million and $5.1 million, respectively, for the six months ended June 30, 2000.

Liquidity and Capital Resources

In March 2000, IFCO completed the Merger of PalEx with and into Silver Oak Acquisition Corp., IFCO's newly formed, wholly owned subsidiary, which changed its name to ``PalEx, Inc.'' As a result of the Merger and related transactions, IFCO owns all of the stock of the IFCO Companies and PalEx. In the Merger, PalEx's stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of $153.5 million, as of March 8, 2000, of PalEx's debt.

     In connection with the Merger, in March 2000 IFCO completed an IPO of 13.0 million ordinary shares and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The total net proceeds to the Company from the IPO, including the exercise of the overallotment option, were $210.0 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from of the offering of the Senior Subordinated Notes, and borrowings from the Company's new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GE Capital discussed above and to fund IFCO's purchase of the remaining joint venture interest in IFCO-U.S.

     On the closing date of the IPO and the Merger, IFCO and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower, and IFCO and IFCO's other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe and PalEx's former senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the Offering and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the new senior credit facility.

     The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration paid does not exceed $25.0 million. The new senior credit facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO or its subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $50.0 million. This $50.0 million limitation does not include three acquisitions with an aggregate purchase price of $106.8 million for which the Company obtained consent under the amendment. Two of these acquisitions have been complete since June 30, 2000, and the third acquisition is pending pursuant to a letter of intent.

     IFCO is able to draw on the revolving credit facility from the closing date of the IPO and the Merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of IFCO and its subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of IFCO's eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes RTCs and pallets that IFCO and its subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO-U.S.

     The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if the Company's consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if the Company's consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally the Company may elect one-, two-, three- and six-month LIBOR.

     The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

     PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. PalEx may obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

     PalEx's obligations under the new senior credit facility are guaranteed by IFCO and each of its existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

     The new senior credit facility contains a number of covenants that, among other things, limit IFCO's and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that IFCO and its subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement.

     The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

     As of June 30, 2000, the outstanding balance under the new senior credit facility was $24.7 million. As of August 30, 2000, the outstanding balance under the new senior credit facility was $74.0 million.

     The Company expects that cash generated from operations combined with available borrowings under the senior credit facility will be sufficient to meet its total cash requirements.

     On March 8, 2000, IFCO issued 200.0 million principal amount of Senior Subordinated Notes, which translates to approximately $180.1 million, based on current exchange rates, in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15 commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO's existing and future senior debt, including IFCO's obligations under the new senior credit facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO's corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

     The Company intends to pursue additional acquisitions. The Company is, from time to time, engaged in ongoing discussion with respect to selected acquisitions and other strategic opportunities, and expects to continue to assess these and other opportunities. The timing, size or success of any acquisitions or other strategic opportunities and the resulting additional capital commitments are unpredictable. IFCO expects to fund future acquisitions primarily through a combination of issuances of additional equity, working capital, cash flow from operations, and borrowings under the new senior credit facility. The Company may also require additional financing. To the extent new sources of financing are necessary to fund future acquisitions, the Company cannot assure that it can secure the additional financing if and when it is needed or on terms deemed acceptable to IFCO.

Business Outlook

     IFCO Systems operates round-trip systems in Europe, the United States, South America, and Japan and conducts North American pallet and industrial container service operations. IFCO Systems owns and manages the leading rental pool of RTCs in Europe and the second largest rental pallet pool in North America. PalEx, a wholly owned subsidiary of IFCO Systems, is the largest provider of new and recycled pallets and industrial container reconditioning services in North America.

     The completion of the IPO and the Merger, the sale of the Senior Subordinates Notes, and the securing of a new senior credit facility positions the Company to invest in the expansion of existing markets, the entry into new markets, new and improved products, maintenance of existing facilities, and strategic expansion of profitable business segments. The Company believes the divestiture of the pallet manufacturing business will allow it to focus on its systems and services businesses and also provide capital for future growth.

     The Company's results of operations as prepared in accordance with U.S. generally accepted accounting principles reflect the current cost structures for the Company. The Company continues to focus on economies of scale and network economics. The Company also will seek additional efficiencies in its U.S. operations, as it is able to integrate the new acquisitions completed since June 30, 2000. Although the Company expects to incur relatively large development expenses for its e-logistics and pallet pooling businesses in future periods, it anticipates that such expenses should decline as a percentage of sales as revenues increase.

Research and Development Activities

     Research and development at the Company is not a concept created by the Merger. The growth of the IFCO Companies reflects a history of devotion to innovation and creativity, which has been adopted as a core value of IFCO. The Company will continue to develop innovations in its products and in the way it serves its customers. In doing so, the Company expects to see the same success and growth as the IFCO Companies.

     The Company views research and development activities as three-dimensional:
(1) new products and services for its current and prospective customers; (2) expansion into new regions with its existing products and services; and (3) addition of new services to its existing service offerings.

     IFCO is focused on the creation, development and implementation of e-logistics, a concept designed to promote the paperless flow of goods throughout the distribution chain. E-logistics uses IFCO's RTC systems to combine information flow, to a great extent facilitated by the Internet, with the physical flow of goods. The Company believes e-logistics enables customers and retailers to achieve additional efficiencies throughout the distribution chain. IFCO expended approximately $4.0 million on e-logistics and advanced pallet services in the six months ended June 30, 2000.

     IFCO is also developing its business through geographic expansion of its RTC system for European produce, primarily incurring developing expenses in North America and, to a lesser extent, South America. In addition, the Company is leveraging off of its expertise to develop new systems and services offerings. IFCO is expending significant development efforts in this manner, primarily in the area of pallet systems and services in North America and dry goods systems in Europe.

     IFCO regularly engages in research and development activities in all of its existing lines of businesses with respect to product, service, and system innovation.

Employment Information

     As of June 30, 2000 and 1999, IFCO employed approximately 4,000 and 700 people, respectively. The increase was primarily due to the merger with PalEx in March 2000.

Seasonality

     IFCO's RTC revenues vary depending on the fruit and vegetable-harvesting season in different countries. Historically, a higher portion of its sales and operating income has been recognized in the fourth quarter than in the first quarter, which has historically been its weakest quarter. Revenues in Germany and France, for example, are highest in summer and fall, whereas revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport IFCO's RTCs from warmer countries in Southern Europe are higher than the costs to transport the RTCs from closer locations in Central Europe. IFCO accordingly charges customers in these Southern European countries higher usage fees.

     The pallet manufacturing, recycling, and crating businesses in North America are subject to seasonal variations in operations and demand. The third quarter is traditionally the quarter with the lowest demand for these businesses. IFCO has a significant number of agricultural customers for these businesses and typically experiences the greatest demand for new pallets from these customers during the citrus and produce harvesting seasons, generally October through May. Yearly results can fluctuate significantly in this region depending on the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather and changes in rainfall. Adverse weather conditions may also affect IFCO's North American locations serving predominantly manufacturing and industrial customers experience less seasonality. IFCO's drum reconditioning segment is seasonally impacted in the Southeastern and Western United States by the agricultural industries. Reconditioned drum sales are strongest during a period generally beginning in April and extending through September, with preseason production for this period running from January through March.

Year 2000 Issues

     The Company is unaware of any material impact resulting from or that could result from the year 2000 issue.

Forward-looking Disclaimer

     Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

     These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) IFCO's ability to effectively integrate its operations and achieve its operational and growth objectives; (2) the competitive nature of the container businesses, including RTCs, pallets, and industrial containers; (3) customer demand and business and economic cycles; (4) the ability to finance capital expenditures and growth; (5) conditions in lumber markets, (6) seasonality, (7) weather conditions; (8) changes in national or international politics and economics; (9) currency exchange rate fluctuations; and (10) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

     Important factors that could cause IFCO's actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

                                   SIGNATURE

     The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 30, 2000.


                                  IFCO SYSTEMS N.V.


                                  By:        /s/ M. Ted Grubbs
                                      -----------------------------------
                                               M. Ted Grubbs
                                             Corporate Controller


                                  By:        /s/ Vance K. Maultsby, Jr.
                                      -----------------------------------
                                                 Vance K. Maultsby, Jr.
                                        Executive Vice President, Strategy and
                                             Finance and Chief Financial Officer

                                                                      APPENDIX B

KARL POHLER NEW MEMBER OF BOARD OF MANAGEMENT FOR IFCO SYSTEMS N.V.


Ex-Sony Deutschland and European boss of Computer 2000 now responsible for the further expansion of IFCO Systems to an e-logistics and systems provider

Effective immediately, Karl Pohler (46) has been named to the Board of Management of the IFCO Systems N.V., Amsterdam, the world's leading provider of round trip systems and logistics systems services. Pohler will assume responsibility for all e-logistics activities and stands for the concern's continued expansion drive to an e-logistics provider.

Pohler brings to the position more than 20 years of management experience in the IT industry, having held functions in sales, marketing, and logistics. In his last position, Pohler was the chairperson of the Board of Management of Computer 2000 AG, Munich and at the same lime European president of Computer 2000/Tech Data Corp. Between 1993 and 1996, he was as CEO responsible for Computer 2000 Deutschland GmbH. From 1997 to 1999, he was also the CEO of Sony Deutschland GmbH, Cologne. From 1980 to 1992, he was active in executive management functions for Digital Equipment GmbH, Munich.

"We have succeeded in acquiring the services of one of the most experienced and successful IT and logistics managers around, who can implement our core plan, namely making the flow of goods more intelligent with the aid of the Internet," says IFCO Systems CEO Martin Schoeller. "Mr. Pohler moves into this position of responsibility for the e-logistics initiatives, which have been launched with the goal of making IFCO Systems into a leading provider on a fast-growing logistics market."

Munich/Houston, August 7, 2000 The Board of Management

If you have any questions, please contact:
german communications dbk AG
Jorg Bretschneider
Holzdamm 28-32, 20099 Hamburg,
Tel.: +49 (0) 40/46 88 33-0, Fax: +49 (0) 40/47 81 80

                                                                      APPENDIX C

IFCO SYSTEMS WITH BIG ACQUISITIONS IN THE US


 .  acquisition of four companies of pallet services
 .  *additional revenue of DM125m
 .  *network in the Us becomes denser


IFCO Systems N.V., worldwide leading round trip systems and logistics services provider, extends its network in the US through until now largest acquisition. IFCO Systems, or rather the US subsidiary PalEx Inc., Houston/Texas, takes over four companies in the pallet services business, with a total annual turnover of 125m DM. The companies own services sites for the pallet distribution in the Rocky Mountain States (Arizona, California, Colorado, New Mexico and Nevada) as well as in Texas Oklahoma, Mississippi, Louisiana, Tennessee, Alabama and Ohio.

The largest company is Texas Pallet, Inc., Houston and disposes of 11 sites and was able to increase its revenues by more than 50% over the last three years. In the current business year 2000, Texas Pallet expects a turnover of ca. U$ 50m. Texas Pallet is therefore one of the fastest growing pallet systems and logistics services provider in North America. Simultaneously, the Arizona Pallet Exchange, Phoenix/Arizona, the Pallet Exchange, Las Vegas/Nevada and the PalWest, Inc. Commerce City Colorado, were taken over, those companies have a combined revenue of 9.7m U$.

The four companies have a combined network of 25 services sites in strategically important areas where pallets are recycled and repaired and which can be used for RTC services as well. "We are aiming to be close to the storage houses of our clients in the US in order to minimize and optimize storage and transport costs.." says Martin Schoeller, CEO of IFCO Systems.

The acquired companies have a strong market position. They are strong companies with an EBITDA between 10 and 20%. "We immediately own an excellent network in a number of big States in the US", continues Schoeller. IFCO's goal is to close the network of service stations for the RTC system in North America shortly. In March, IFCO Systems, via the acquisition of PalEx, opened the doors for the broad and gap-less RTC Systems network in North America. The breakthrough for the RTCs already happened last year, when the US retailer WalMart decided to use RTCs.

                                                                      APPENDIX D


LEADING CANADIAN RETAIL TRADE CORPORATIONS CHOOSE IFCO SYSTEMS

- Introduction of the pallet pooling system in Canada
- Yet another significant step in the direction of market leadership in North America
- Trade finds savings effects convincing

IFCO Systems N.V., leading supplier worldwide of round trip systems and logistics systems services, is now expanding its network in Canada and will start by introducing its system for the distribution of pallets. A number of important retail trade corporations, including Safeway, Federated Co-op, Longos Supermarket, TDL Group, and Northern Distribution, have decided to introduce the IFCO FLEX(TM) System. The first pilot project has been brought to a successful conclusion so that the next step for the introduction in Canada can begin in September.

The IFCO FLEX(TM) System consists of a seamless round trip system for the pallets which are used by shippers to distribute goods to intermediate storage facilities or to the stores of the retail traders. IFCO Systems handles the sorting and distribution, takes the pallets back, repairs or even recycles them if necessary, and restores them to the delivery cycle. IFCO has set up a network of depot and service stations for this purpose and has linked the systems for sorting the pallets with an electronic management and information system. Following the tests, the Canadian retail traders were convinced that there was considerable potential in the system for saving money. Distribution costs are reduced and environmental protection expenditures (processing fees and costs) are virtually eliminated.

The IFCO FLEX(TM) System makes use of the best opportunities offered by the existing Canadian pallet program. Customers can maintain their pallets in optimal condition or have the maintenance work done for them; at the same time, they can hire additional pallets during times of high demand. The result: a rise in the quality and transport safety, while at the same time the costs per round trip sink.

Houston/Munich, August 18, 2000

The Board of Management

About IFCO Systems;

IFCO Systems is a global logistics system provider with sales of approximately DM 1 billion and 4,000 employees. By combining transport equipment pooling and management, IFCO Systems creates an operating system for the flow of goods. The basis is formed by so-called round trip systems into which additional logistics and information services are continually being integrated. In the course of operations, IFCO Systems develops standards generally applicable in many industries which can be used by everyone involved in the supply chain.

IFCO Systems is listed in the SMAX segment of the Official
Trade of the Frankfurt Stock Exchange under the symbol "IFE" and on the NASDAQ New York under the symbol "IFCO".

If you have any questions, please contact:

Press Relations:
german communications dbk AG          IFCO Systems

Jorg Bretschneider                      Sibille Kohler
Holzdamm 28-32,20099 Hamburg,           Zugspitzstr. 15, 82049
                                        Pullach
Tel.: 040/46 88 33-0,                   Tel.: 089/74491-201.
Fax:  040/47 81 80                      Fax:  089/74491-299

Investor Relations

IFCO Systems
Catja Collen
Zugspitzstr. 15, 82049 Pullach
Tel. 089-74491-222, Fax - 299

                                                                      APPENDIX E

IFCO SYSTEMS enhances market leading position in the US

 .  Further acquisition of a pallet service provider
 .  Additional Revenue of ca. 100 Mio. DM
 .  Network in North America becomes even denser

The IFCO Systems N.V., worldwide leading round trip system provider and logistics services provider enhances their position in the US as a market leader in the pallet logisitcs and services business. In a further step, IFCO Systems takes Bromley Pallet Recyclers, Tampa/ Florida, the fifth company in due course. For the current year, Bromley expects a turnover of 46 Mio. USD, converted into ca. 100 Mio. DM. After the acquisition of Texas Pallet, Inc., Houston/Texas, IFCO Systems manages the foremost thirdlargest enterprise in the pallet services business in the US. Since the beginning of August, the total revenue of acquired logistics services companies is about 225 Mio. DM.

Bromley has more than 15 services sites in Florida, Georgia, South Carolina, North Carolina, Arkansas. Indiana, Kentucky, Illinois and Ohio. All five acquired companies operate together with 40 sites where pallets are recycled and re-used for the round trip system. The sites can also be used for servicing round trip carriers.

The acquisition of Bromley is a further step towards IFCO Systems becoming a pure logistics services play, also in North America. "we are consequently following our strategy, creating opportunities to grab the enormous growth opportunities and grow simultaneously." Says the CEO Martin Schoeller.

Houston/Munchen, 30. August 2000

Bei Ruckfragen wenden Sie sich bitte an:

Press Relations:                           Investor Relations:

german communications dbk AG                IFCO Systems
Jorg Bretschneider                          Catja Collen
Holzdamm 28-32, 20099 Hamburg,              Zugspitzstr. 15, 82049 Pullach
Tel.: 040/46 88 33-0, Fax: 040/47 81 80     Tel.: 089/74491-222, Fax: -209

                                                                      APPENDIX F

IFCO Systems becomes pure logistics services play - already profitable in the first quarter


 .  EBITA increases in H1 2000 by 40% to 14,4 Mio. US-Dollar
 .  Pallet systems and services increase by 15%
 .  Revenue according to US-GAAP increases to 146,2 (73,7) Mio. USD
 .  Disposal of Pallet-Production in North America decided
 .  Expansion of the logistics network through acquisition of pallet Service-
   centers with additional yearly revenue of more than 100 Mio. USD
 .  Pro forma revenue of pure Logistics services will increase by more than 30%
   in the whole year of 2000
 .  New retail system partners and further acquisitions in H2


Thee IFCO Systems N.V., worldwide leading pallet and RTC systems provider in connection with logistics services, develops towards a pure logistics services provider. IFCO Systems will therefore divest of their less margin intensive pallet production in North America and expand the logistics network especially in North America. Additional growth potentials will be used through the implementation of the e-logistics strategy.

After the successful integration and transformation of Palex Inc. Houston/Texas, taken over in March 2000, already in the first full quarter - which is the second quarter of the current business year 2000 - a profit after tax of 1.8m U$ was achieved. The operative result before tax, interest and amortization (EBITA) increased - compared to the pro forma numbers of the previous year - to U$ 16.969m (10.3m). EBITA adjusted for the new depreciation method, shows an increase of 40% to U$ 14.4m. The significant improvement of the result is due to revenue growth, improved rationality and less breakage of the crate pool.

Revenue increased currency adjusted by 10% to U$ 188.2m. This revenue is only comparable to a limited extend with the previous year's pro forma reported earnings, as PalEx was only under IFCO Management since March 8th, 2000 and the new company started its business as such. In comparison to the U$ the 13% weaker Deutsche Mark in the first half of 1999 reduced the total revenue by 5%. The already introduced Round Trip Carrier System and pallet logistics services achieved significant growth. In the first half, pallet logistics services of IFCO - again on a pro forma basis - increased by 15% to a total revenue of U$ 60.2m. The RTC System, which main growth period is historically in the second half of the year, grew by 11% to U$ 74.5m.

Not included in the reported revenue of U$ 188.2m is the pallet production, of which IFCO Systems will dispose of, and which has an annual revenue of roughly U$175m. While the pallet production business shows a cash flow margin between 8 and 10%, serve and logistics activities achieve significantly higher margins. As reported, IFCO bought pallet service centers in the US with a total revenue of more than U$ 100m in the third quarter.

Together with further acquisitions, additional system partners from their tail business and strong organic growth, we expect a more than 30% pro forma total revenue increase in the logistics area for the current year 2000. Further growth should be achieved through the implementation of e-logistics.

In order to bundle all activities in connection with the creation of an e-logistics business area IFCO Online AG was founded in Munich/Pullach as a subsidiary of IFCO Systems. Karl Pohler, previously CEO of Computer 200 Europe, and before that Head of Sony Germany, is now responsible for the implementation of an interactive navigation system for the supply chain and the development of intelligent logistics services. IFCO's own round trip systems, connected t with a new information management system should represent and open interface for the different supply chains. Therefore it is of predominant importance to create industry standards which can be used by all participants of the supply chain, such as senders, logistic businesses and receiving entities.


Houston/Munich, 31st August 2000

Executive Management



For any further questions please contact::

Press Relations:                               Investor Relations:

german communications dbk  AG                  IFCO Systems
Jorg Bretschneider                             Catja Collen
Holzdamm 28-32, 20099 Hamburg                  Zugspitzstr. 15, 82049 Pullach
Tel.: 040/46 88 33-0, Fax: 040/47 81 80        Tel.: 089/74491-201, Fax: - 299